Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fast Penny Spirits, Inc
1138 W Ewing St, Suite B
Seattle, WA 98119
https://www.fastpennyspirits.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fast Penny Spirits, Inc
Address: 1138 W Ewing St, Suite B, Seattle, WA 98119
State of Incorporation: DE
Date Incorporated: February 01, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Incentives and Bonuses*

<u>Time-based perks</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-based perks

Fiori - $500+

Hat & stickers, 10% discount off amari for the first year.

Ruby - $1000+

Hat & stickers, 10% discount off amari for the first year, VIP Tour for up to 10 people.

Inga - $2500+

Hat & stickers, Nick & Nora glasses, 10% discount off amari for the first year, VIP Tour for up to 10 people.

Indigo - $5000+

Hat & stickers, Nick & Nora glasses, 10% discount off amari for the first year, VIP Tour for up to 10 people, 15% off Veloce Society membership for a year

Centime - $10,000+

Hat & stickers, Nick & Nora glasses, 15% discount off amari for the first year, VIP Tour for up to 10 people, 20% off Veloce Society membership for a year

Veloce - $25,000+

Hat & stickers, Nick & Nora glasses, 20% discount off amari for the first year, VIP Tour for up to 10 people, 20% off Veloce Society membership for a year

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fast Penny Spirits, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Fast Penny Spirits, Inc. ("Fast Penny", "FPS", or the "Company") is a B Corp certified and woman-owned distillery in Seattle, Washington focusing on creating high-quality, Italian-style amaro using organic and wild-crafted ingredients under the Americano brand. Amaro is a bittersweet Italian botanical liqueur. Fast Penny is defined by everyday decisions that impact the greater good through sustainability whether that's from the botanicals we source, recycled bottles, or reclaimed corks. Our Pretty Penny 3% bottle revenue giveback program donates to nonprofits that empower women, our communities, and our industry. Our target customer is between 35 and 55 years old and from a more affluent demographic that loves food, travel, and adventure. FPS current has the Amaricano brand trademarked and owned by FPS.

Corporate History

Fast Penny Spirits, Inc. was initially organized as Fast Penny Spirits, LLC, a Washington limited liability company on August 31, 2017, and converted to a newly formed Delaware corporation on February 1st, 2022.

Competitors and Industry

INDUSTRY

The US Craft Spirits Market is currently estimated at $6.7B and is expected to reach over 32% CAGR growth and is predicted to reach more than $20B in during 2018 - 2023. *Source: *https://www.industryarc.com/Research/Craft-Spirits-Market-Research-504982*

https://www.prnewswire.com/news-releases/craft-spirits-market-records-a-cagr-of-22-56--growing-demand-for-craft-spirits-to-boost-market-growth--technavio-301557328.html

The Craft Spirits Market size is estimated to reach $124.7 billion by 2027 and is poised to grow at a CAGR of 21.4% over the forecast period of 2022-2027.

*Source: Industry Arc, *https://www.industryarc.com/Research/Craft-Spirits-Market-Research-504982*

COMPETITORS

Competition: The Company has several major competitors in the liqueur-amaro market. Some of the top competitors in our industry include Aperol, Campari, Fernet Branca, and Averna. Other Italian competitors in this category include Amaro Nonino, Amaro Montegnegro, Ramazotti, Meletti, Faccio Brutto, St. Agrestis, and Don Ciccio é Figli. Aperol, owned by Gruppo Campari, is the industry leader and the Company's primary competition in the liqueur-amaro industry. Campari also owns a significant market share with Aperol, Campari, and Fernet making up over 80% of the US Market*. Faccio Brutto and St. Agrestis are direct competitors of similar size and development.

"The big three – Aperol, Campari, and Fernet Branca – are still the market leaders. Their popularity will continue to increase as more people discover the beautiful world of amaros. But through that trend, American amaros will also grow into large untapped market. It's only a matter of time before the American amaro is commonplace in the local and home bar.*"

Italian spirits maker Don Ciccio & Figli raised $430,800 for its new distillery in Ivy City.*

*Source: *https://www.bizjournals.com/washington/news/2019/01/03/don-ciccio-figli-raises-430k-for-new-ivy-city.html*

Despite the present competitive landscape, the Company stands out in the Liqueur/cordial- amaro industry because it provides an approachable, yet complex Italian-style amari.

*Source: CGA Strategy, https://cgastrategy.com/the-bitter-beginnings-the-rise-of-amaros-made-in-the-usa/

Current Stage and Roadmap

CURRENT STAGE

Fast Penny Spirits was self-funded for the first 3 years using the founder's funds. FPS closed the first friends and family round in 2020 for $500K and the second in 2021 for $460K. We are sold/distributed in 6 states: WA, OR, CA, MN, MI, and GA.

As of November 1, 2021, Cavatappi, owned by the largest distributor in the US, Southern Glazer's Wine & Spirits is now distributing FPS products in Washington state.

ROADMAP

FPS is currently working with a distributor in Tennessee and Louisiana to bring products to that market as well, targeting May/June timeframe.

Research and development are underway for some ready-to-drink (RTDs) cocktails that will launch in Q4 of 2022.

The Team

Officers and Directors

Name: Jamie Hunt

Jamie Hunt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: August 31, 2017 - Present
  Responsibilities: Growth and innovation, strategy, financials, R&D for recipe development, distribution, and production. Salary is $120,000 a year Equity compensation is $5,000,000 shares.

- **Position:** President of the Board
  Dates of Service: February 01, 2022 - Present
  Responsibilities: The president is the executive officer of the organization and in this capacity shall: • Preside over board meetings. • Serve as chairman of the executive committee. • Serve as an ex-officio member of all other committees except the nominating committee. • Recommend what committees should be formed and who should chair them. • Be a primary spokesperson for the organization. • Lead the board in the performance of its responsibilities. • Be the officer to whom the executive director reports and who coordinates the performance evaluation of the executive director. • Perform such duties as directed by the by laws and the board.

- **Position:** Treasurer of the Board
  Dates of Service: February 01, 2022 - Present
  Responsibilities: The treasurer is the financial officer of the organization and in this capacity shall: • Perform those functions delegated to the treasurer by the president. • Safeguard the assets of the organization. • Maintain control over the receipt and disbursement of the organization’s funds. • Serve as chair of the Finance committee. • Oversee the preparation of the annual budget.

- **Position:** Secretary of the Board
  Dates of Service: February 01, 2022 - Present
  Responsibilities: The secretary is the officer responsible for the records and correspondence of the organization and in this capacity shall: • Perform those functions delegated to the secretary by the president. • Safeguard all the records

of the organization. • Record and retain the minutes of all board and executive committee meetings and collect and retain the minutes of all other committees meetings. • Give notice of meetings and distribute minutes and other documents as needed. • Serve as chair of one committee.

Other business experience in the past three years:

- **Employer:** EY
  Title: Partner/Principal Digital
  Dates of Service: November 06, 2017 - September 30, 2020
  Responsibilities: Sales and development of accounts in the digital transformation and innovation space.

Name: Kristen Palmer Bastian

Kristen Palmer Bastian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Marketing Director & Strategist
  Dates of Service: March 31, 2022 - Present
  Responsibilities: Develop and execute the marketing strategy and plan. Guide our brand and social media presence. Build marketing campaigns to support sales and fundraising goals. Salary is $100,000 per year. Kristen is also an investor who holds a convertible note equivalent to $10,000 shares and works 40 hours/week.

Other business experience in the past three years:

- **Employer:** T Parlour Agency
  Title: Founder
  Dates of Service: March 01, 2022 - Present
  Responsibilities: Work with clients on their marketing strategies and develop plans to grow their companies and expand their brands. 40 hours/week.

Other business experience in the past three years:

- **Employer:** Amazon.com, Inc.
  Title: Head of North American Consumer Marketing
  Dates of Service: March 23, 2015 - February 18, 2022
  Responsibilities: Lead the organization responsible for marketing strategy across North American categories including demand generation, social media, influencer marketing, deal and lifestyle events, onsite experience, and public relations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Fast Penny Spirits Inc was formed on February 1, 2022 by converting from Fast Penny Spirits LLC that was formed August 30, 2017. Fast Penny Spirits launched its first products to the market on July 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fast Penny Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our American-made amaro,

Amaricano, is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Pandemic & Natural Disaster Shutdown
Should another shutdown occur due to a pandemic or natural disaster, the could impact our ability to sell to the market and operate our business.

Supply Chain Delays
Delays in receiving ingredients, equipment, bottles, and supplies could impact our ability to sell to the market and operate our business.

Black Truffle Production
We are reliant on foraged black truffles in the Pacific Northwest. Should there be a bad season, that could limit our production of Amaricano and Amaricano Bianca and reduce our earning potential.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jamie Hunt	5,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Convertible Notes 2021, Convertible Notes 2020, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Convertible Notes 2021

The security will convert into Common stock and the terms of the Convertible Notes 2021 are outlined below:

Amount outstanding: $460,000.00
Maturity Date: December 31, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Sale of company or $1M+ round of equity financing

Material Rights

Conversion. The convertible notes are convertible into equity securities at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 ($2,000,000 for notes issued in 2020) by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Notes 2020

The security will convert into Common stock and the terms of the Convertible Notes 2020 are outlined below:

Amount outstanding: $500,000.00
Maturity Date: December 31, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%

Valuation Cap: $2,000,000.00
Conversion Trigger: 1M+ equity investment or sale of company

Material Rights

Conversion. The convertible notes are convertible into equity securities at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 ($2,000,000 for notes issued in 2020) by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on Transfer. No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Please see Offering Memorandum for further details and information.

Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws Right of first refusal as outlined in section 38 of the By Laws. Please see Offering Memorandum for further details and information.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Marketing, equipment, sales staff
  Date: December 07, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $460,000.00
  Use of proceeds: Market expansion, marketing and sales, production equipment
  Date: October 08, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

We launched our company in July 2020 during the pandemic. Despite many of our distribution channels being limited or closed, we finished the year strong with $82,110 in revenue mostly selling direct to consumers. In 2021 we were able to get distribution in Georgia, Washington, and Minnesota. We sold $379,701 in 2021, quadrupling our sales from 2020.

Cost of sales

The cost of sales in 2021 was $59,656, up from $21,952 in 2020 as we increased our sales by 4 times from 2020 to 2021.

Gross margins

Our gross profit was $320,045 in 2021, up from $60,158 in 2020 due to additional distribution channels opening up and being able to scale production to meet the demand.

Expenses

2021 expenses were $675,213, up from $253,219 in 2020 due to increased spend on salaries, distillery equipment, and marketing expenses.

Historical results and cash flows:

Fast Penny Spirits is currently in the growth stage, increasing production, product line, and market development. We are relaunching production in CA with the Craft Collection from SGWS. We expect that will increase CA sales this year close to the level of WA sales. We also just registered our brands in NY, so will start opening that market as well beginning July 1st. We are doing market visits to current states we distribute in to spur demand for our products. We were unable to do market visits outside of our own state until this year, 2022 due to COVID. We are currently doing research and development on limited-release vermouth expected to launch in Q4 and 2 ready to drink cocktails expected to launch in the first half of 2023. We think that with the addition of the new market focus and new markets as well as the product line expansion, we'll continue on our high growth trajectory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand and funds from convertible notes. As of May 2022, the Company has capital resources available in the form of cash for $220,000 from convertible notes and revenue generation.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support hiring new salespeople in the market, making market visits to land and expand new accounts, and support marketing in all the markets we do business in, currently WA, OR, CA, MN, MI, TN, LA, and GA.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 to 6 months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, production, rent, etc. with about $40,000 per month generated from sales to offset the expenses. The largest contributors to expenses are salary, marketing, and bottles to package our spirits. We are projecting to have 60% growth in 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1.5 to 2 years. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, production, research and development, rent, and equipment. Our operating expenses are keeping relatively steady with 20% additional spend on marketing to drive our demand, however, we project our sales to keep increasing by at least 60% year over year as we enter more markets and increase our marketing spend.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will raise capital as necessary in accordance with market performance. Heavy equipment, such as tanks, can often be secured with loans. We will secure a line of credit to make sure we keep cash flow steady while we wait the net 60 days term for payment most of our distributors have in our contracts.

Indebtedness

- **Creditor:** Convertible note holders
  Amount Owed: $960,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2025
  Please refer to the Company Securities section of the Offering Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Related Party Transactions

- **Name of Entity:** Allyson & Paul Lower
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $30,000 convertible note in 2020 friends and family round and $20,0000 convertible note in 2021, for a $50K total investment.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Jamie Hunt
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $200,000 convertible note in 2020 Friends and Family round and $210,000 convertible note in the 2021 round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Mark Hohmann
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: $50,000 convertible note in the 2020 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Shannon Hunt
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $50,000 convertible note in the 2020 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Angelique and Mike Sabin
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $25,000 convertible note in the 2020 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Mary and Ross Lotharius
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $25,000 convertible note in the 2020 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Alison Parker
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: 12,500 convertible note in the 2020 Friends and Family round and $7500 in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Aaron Elder
  Relationship to Company: Friend

Nature / amount of interest in the transaction: $20,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Tami Hurwitz
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: $50,000 convertible note in the 2020 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Daniel Larkin
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: $25,000 convertible note in the 2020 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Joanie Parsons
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: $50,000 convertible note in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Jack Grey and Alexis Squier
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $20,000 convertible note in the 2021 Friends and Family round.

Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** David Kohar
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: $12,500 convertible note in the 2020 Friends and Family round and $17,500 convertible note in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Daniel Hreha and Jason Riehle
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $25,000 convertible note in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Jesse Leatherman and Claire Sisson
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $50,000 convertible note in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Kristen Bastian and Matthew Bastian
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $10,000 convertible note in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the

date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

- **Name of Entity:** Brian Rimmer and Shelby Rimmer
  Relationship to Company: Friends
  Nature / amount of interest in the transaction: $50,000 convertible note in the 2021 Friends and Family round.
  Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

Significant efforts have been made to establish a valuation of the company. Valuation is based on but not limited to the follow factors:

Market & Industry

The untapped market of craft spirits, an industry valued at $27.5 Billion in 2020 and grew by $1.3 Billion from the year prior, as well as the submarket of amaro liqueur represents a massive potential where Fast Penny Spirits is poised to be a major provider. We believe Fast Penny Spirits has a world-class marketing brand, and strategic assets and relationships to leverage the branding, and quality product to fulfill that market.

Source: Industry Today https://industrytoday.com/the-american-distilleries-industry/

Intellectual Property & Assets

The Company owns several intellectual property protections and the recipes of the Company are held as trade secrets. The two amari products on the market, Amaricano and Amaricano Bianca took over 2.5 years to develop and are highly awarded in the marketplace. We have received awards and granted federal and local permits.

Existing building lease in TTB approved location through 7/31/2024. Equipment purchases of 2-30BBL Foeders, 2-30BBL stainless steel tanks, 1-15BBL stainless steel tank, 5-1000L stainless steel tanks, 4- 750L stainless steel tanks, 1 electric forklift, 1 walkie stacker, 1 pallet scale jack, 1 pallet jack, 1 lenticular filter, 1 bladder press, and 1 diaphragm pump.

Management & Success of Founders

Nearly 3 years of sweat equity and personal investment of the founder to get the products to launch in the market reflect the initial investment in the Company. Jamie Hunt was previously an executive and managing director at Ascentium (a digital agency) building and managing their largest account, Microsoft. She was an executive at Avanade (owned by Accenture and Microsoft) for 6 years, building the experience and design practice for North America and globally, the digital team for North America, and the global strategy and innovation offerings.

Just before joining Fast Penny Spirits full-time, Jamie was a partner/principal in the digital practice of EY for almost 3 years. Jamie garnered funding from 2 rounds of family & friends rounds to get Fast Penny Spirits to this stage. Along with the Company's PR firm, Parsons + Co, Fast Penny Spirits has received quite a bit of press coverage as evidenced on the FPS press page on their website as well as built our growing social media presence on Instagram, Facebook, and LinkedIn.

Partnerships

Already distributed in 8 states: Washington, Oregon, California, Minnesota, Michigan, Tennessee, Louisiana, and Georgia. Contract signed with the largest distributor, Southern Glazer's Wine & Spirits, to be a part of their Craft Collection for future market expansion in the United States. Overwhelmingly positive product feedback from spirit industry professional mixologists and influencers.

Conclusion

Fast Penny Spirits had over $374K in sales in 2021 after launching in July 2020. Based on the analysis of the factors above, the Company believes its pre-money valuation fo $10,000,000 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is issued or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $960,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  We will be advertising in appropriate industry publications, ramping our social media ad buys.

- *Research & Development*
  16.5%
  We plan on continuing our R&D efforts on our RTDs and using funds raised to finalize the formula.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  We will be advertising in appropriate industry publications, ramping our social media ad buys, and doing market visits to increase our footprint and sales numbers.

- *Company Employment*
  35.0%
  We plan on hiring sales people in key markets starting with CA.

- *Research & Development*
  11.5%
  We plan to not only finalize the formulas for our 2 ready to drink cocktails that are currently in research and development, but get the first run produced and launched into the market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fastpennyspirits.com (In the about section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fastpennyspirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fast Penny Spirits, Inc

[See attached]

FAST PENNY SPIRITS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Fast Penny Spirits, LLC
Seattle, Washington

We have reviewed the accompanying financial statements of Fast Penny Spirits, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 20, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 546,463	$ 479,104
Account receivables, net	1,240	7,355
Inventory	79,953	65,901
Total current assets	**627,656**	**552,360**
Property and Equipment, net	89,920	78,522
Intangible assets	22,139	19,100
Total assets	**$ 739,715**	**$ 649,982**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ -	$ 181
Credit card	10,094	15,121
Other current liabilities	38,253	7,643
Total current liabilities	**48,347**	**22,945**
Convertible Note	940,000	500,000
Total liabilities	**988,347**	**522,945**
MEMBERS' EQUITY		
Members' equity	(248,632)	127,037
Total members' equity	**(248,632)**	**127,037**
Total liabilities and members' equity	**$ 739,715**	**$ 649,982**

See accompanying notes to financial statements.

FAST PENNY SPIRITS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 379,701	$ 82,110
Cost of goods sold	59,656	21,952
Gross profit	320,045	60,158
Operating expenses		
General and administrative	556,573	239,785
Research and development	803	435
Sales and marketing	117,837	13,000
Total operating expenses	675,213	253,219
Operating income/(loss)	(355,167)	(193,062)
Interest expense	28,837	2,083
Other Loss/(Income)	(8,336)	4,027
Income/(Loss) before provision for income taxes	(375,669)	(199,173)
Provision/(Benefit) for income taxes	-	8,953
Net income/(Net Loss)	**$ (375,669)**	**$ (208,126)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**94,124**
Members' contribution		241,038
Net income/(loss)		(208,126)
Balance—December 31, 2020	**$**	**127,037**
Net income/(loss)		(375,669)
Balance—December 31, 2021	**$**	**(248,632)**

See accompanying notes to financial statements.

FAST PENNY SPIRITS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(375,669)	$	(208,126)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		16,697		16,697
Amortization of intangible assets		2,211		2,211
Changes in operating assets and liabilities:				
Acount receivables		6,114		(7,355)
Inventories		(14,052)		(51,501)
Account Payables		(181)		181
Credit card		(5,027)		13,625
Other current liabilities		30,609		5,743
Net cash provided/(used) by operating activities		**(339,296)**		**(228,523)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(28,095)		(83,487)
Purchase of intangible assets		(5,250)		(18,111)
Net cash provided/(used) in investing activities		**(33,345)**		**(101,598)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' contribution		-		241,038
Borrowing on Convertible Note		440,000		500,000
Net cash provided/(used) by financing activities		**440,000**		**741,038**
Change in cash		67,359		410,917
Cash—beginning of year		479,104		68,187
Cash—end of year	**$**	**546,463**	**$**	**479,104**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	28,837	$	2,083
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Fast Penny Spirits LLC was formed on August 29, 2017, in the state of Washington. The financial statements of Fast Penny Spirits LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Fast Penny Spirits is a distillery in Seattle, Washington that focusses on creating high-quality amaro using organic and wild-crafted ingredients under the Amaricano brand.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $296,463 and $229,104, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Distillery Equipment	5 years
Furniture and Equipment	5 years
Sound Spirits Acquistion	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its brand which will be amortized over the expected period to be benefitted, not to exceed the ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its distillery products to customers.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging and supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $117,837 and $13,000, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2021		2020
Raw materials	$	16,061	$	23,158
Finished goods		63,892		42,743
Total Inventories	**$**	**79,953**	**$**	**65,901**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,		2021		2020
Tax Liabilities	$	7,336	$	2,974
Accrued interest		30,917	$	2,083
Fees Payable		-		2,586
Total Other Current Liabilities	**$**	**38,253**	**$**	**7,643**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,		2021		2020
Distillery Equipment	$	104,571	$	94,713
Furniture and Equipment		17,878		2,559
Leasehold Improvements		3,799		881
Property and Equipment, at Cost		**126,248**		**98,153**
Accumulated depreciation		(36,328)		(19,631)
Property and Equipment, Net	**$**	**89,920**	**$**	**78,522**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $16,697 and $16,697 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Brand	$	27,361		22,111
Intangible assets, at cost		**27,361**		**22,111**
Accumulated amortization		(5,222)		(3,011)
Intangible assets, Net	**$**	**22,139**	**$**	**19,100**

Amortization expenses for brand for the fiscal year ended December 31, 2021, and 2020 were in the amount of $2,211 and $2,211, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(2,211)
2023		(2,211)
2024		(2,211)
2025		(2,211)
Thereafter		(13,294)
Total	**$**	**(22,139)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Jamie Hunt	80.0%
Holly Robinson	20.0%
TOTAL	**100.0%**

8. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Nam	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020-1 Note series	$ 500,000	5.00%	December, 2020	12/31/2025	25,000	27,083	-	500,000	500,000	2,083	2,083	-	500,000	500,000
2021 Note series	$ 460,000	5.00%	2021	12/31/2025	3,833	3,833		440,000	440,000	-	-	-	-	-
Total					$ 28,833	$30,917	$ -	$ 940,000	$ 940,000	$ 2,083	$ 2,083	$ -	$ 500,000	$ 500,000

The convertible notes are convertible into equity securities at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 ($2,000,000 for notes issued in 2020) by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. RELATED PARTY

On December 11, 2020, the Company issued a Convertible Promissory Note to its founder and CEO, Jamie Hunt, in the amount of $200,000. The Note bears an interest rate of 5% per annum and has a maturity date set on December 31, 2025.

In September 2021, the Company issued another Convertible Promissory Note to its founder and CEO, Jamie Hunt, in the amount of $210,000. The Note bears an interest rate of 5% per annum and has a maturity date set on December 31, 2025.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 9, 2016, the Company entered into a lease contract with Salmon Bay Terminal Inc. to rent premises in Seattle, Washington. The rent is $3,132.1 per month and the agreement expires on July 31, 2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 37,584
2023	37,584
2024	21,924
Thereafter	-
Total future minimum operating lease payments	**$ 97,092**

Rent expenses were in the amount of $41,070 and $42,500 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through May 20, 2022, which is the date the financial statements were available to be issued.

On February 1, 2022, the Company was converted from a LLC into a C Corp. Fast Penny Spirits Inc. is a Delaware corporation.

On April 14, 2022, a stock transfer agreement was signed for a transfer of 1,000,000 shares from Holly Robinson to Jamie Hunt at a purchase price of $0.10 per share, or an aggregate purchase price of $100,000. Jamie Hunt is now the sole owner of the Company.

In 2022, the company received $20,000 by issuing a convertible note to a certain lender.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Fast Penny Spirits*

American-Made Amaro


AMARICANO
AMARICANO
Corporation
WOMEN OWNED

Website | Seattle, WA | FOOD & BEVERAGE

Fast Penny Spirits is a Seattle-based distillery that specializes in producing high-quality amaro using organic and wild-crafted ingredients under the Amaricano brand. Our woman-owned, women-led brand blends the founder's Italian heritage with flavors and ingredients of the Pacific Northwest to create a complex yet easy to drink aperitif and digestif.

$0.00 raised

0 Investors	$10M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Fast Penny Spirits commits to sustainable food systems, environmental practices, and empowering women & communities, earning us an official certification as a B-Corporation™.
- The craft spirits category is estimated to grow to a market size of $36B by 2025.*
- Fast Penny Spirits amari have been highly awarded since their July 2020 launch, recently winning Double Gold at the 2022 Women's Wine & Spirits Awards, Gold at the 2022 Denver and San Francisco International Spirits competitions, and placing in the Top 100 Spirits of 2021 by Wine Enthusiast.

---

*Market statistics provided by Cision PR Newswire (source)

Sip Socially, Give Back Locally

Fast Penny Spirits is changing the way we drink. We are a **woman-founded, women-led** distillery based out of Seattle, Washington that is dedicated to community, sustainability, and bringing delicious amari to everyday celebrations.

Marrying tradition and innovation, **our high-quality amari** fuses the heart of Italy and the taste of the Pacific Northwest. Each of our captivating spirits is blended with **over 45 organic, sustainably-sourced ingredients and botanicals**, perfect for sipping neat, enjoying over ice, or swirling into your favorite cocktail.


AMARICANO
AMARICANO
Fast Penny Spirits produces high-quality
amari that fuses the heart of Italy
& the taste of the Pacific Northwest

Yet, crafting superior amari isn't our only pursuit. With our Pretty Penny Program, Fast Penny pays forward 3% of all bottle sales to nonprofits who empower women, female-identifying, and non-binary business leaders.

Fast Penny is an investment opportunity with a purpose. **Together, let's drink better while doing good**.

THE PROBLEM

Today's Liquor Production Environment Needs More Progress Towards Sustainability and Gender Parity

Nearly 75% of consumers today demand the businesses they shop from to be socially responsible (source). Customers are keenly aware of what they put in their bodies when they dine, meaning the quality of ingredients and methods with which they are sourced is of growing importance. The systems associated with spirits date back to the repeal of prohibition, and now is the time to bring the industry along towards a more sustainable future.


Nearly 75% of consumers today
demand the businesses they shop from
be socially responsible

(source)

Fast Penny Spirits is also committed to closing the gender gap in liquor production. **Creative industries like ours deserve diverse perspectives**, which is why Fast Penny Spirits is dedicated to making great liquor while supporting women, female-identifying, and non-binary business leaders.

THE SOLUTION

A West Coast Take on an Italian Classic

Inspired by Italian tradition, Fast Penny's amari balances **rich and herbaceous tones** for a **breathtakingly bold** experience. A base of upcycled grape spirit and over 45 organic and wild-crafted botanicals harmonize to a rich, beautifully complex spirit. This mingling of flavors stem from ingredients which are sustainably sourced both from local sellers in the Pacific Northwest and a small list of trusted vendors.


Inspired by Italian tradition
Fast Penny's amaro balances over 45 botanicals to create a rich, beautifully complex spirit.
AMARICANO

We produce our liqueur with West Coast wine spirit before adding cocoa nibs, Rainier cherries, Yakima hops, locally foraged truffles, and a bevy of botanicals. Our amari are then aged in large wooden casks called "foeders" in homage to the Italian style.

From shipping in eco-friendly packaging, to reducing overall waste, **sustainability is top of mind in everything we do** - even down to our recipes. Amaricano begins with an upcycled grape spirit to lower water waste and our carbon footprint without sacrificing quality.


AMARICANO
Our flagship Amaricano has notes of truffle, vanilla bean, and Mexican chocolate with a savory finish

Our flagship Americano has notes of truffle, vanilla bean, and Mexican chocolate with a savory finish. Our aperitivo, **Amaricano Bianco,** has a complex palate of candied lemon, saffron, apricot, and chamomile before ending with a satisfying tart green finish.


Our aperitivo, Amaricano Bianco, has a complex palate of candied lemon, saffron, apricot, & chamomile with a satisfying tart green finish
AMARICANO

Fast Penny generates revenue through bottle sales in the eight states where sales teams exist, online eCommerce, and direct-to-customer sales. Fast Penny Spirits also holds private tours & events with local partners, where we sell in-person through the Bottle Shop and Tasting Deck.

THE MARKET

Spirits for the Conscious Consumer

The **craft spirit market** is estimated to grow to a market size of **$36 billion** by 2025 (source) and Fast Penny Spirits believes we can carve out our spot amongst the industry with our expertly crafted amari and our conscientious business approach. Our typical customers have a higher-than-average spending power and look to support companies whose values they align with, so we continually seek to deliver unique, premium products without losing focus on our mission.


By 2025, the craft spirit market
is estimated to grow to
$36 billion

(source)

Every step of our production process incorporates **sustainable practices**. We use recycled glass bottles and reclaimed corks, support local farms, use eco-friendly packaging, and only source enough ingredients for our batches. Taking all of these thoughtful steps isn't easy, however, we have maintained corporate responsibility since the beginning of our company and plan to carry on that commitment.

Our focus on sustainability extends to the community through **our Pretty Penny give-back program**. As part of our commitment to impacting the greater good, Fast Penny pays forward **3% of all bottle sales to nonprofits** to empower women-identifying business leaders, communities, and the industry.


We are dedicated to investing heavily in sustainable business practices
Every step of our production process revolves around sustainable practices

This commitment to our values has earned us an **official certification as a B-Corporation™**, a community we're proud to be a part of during a time where many consumers feel businesses struggle to do enough (source). Today's currency is **authenticity, transparency, and vocal support on meaningful topics** (source), all of which we feel sits at the core of the Fast Penny Spirits brand.

OUR TRACTION

Strong Sales, Award-Winning Amaro

Despite launching during the pandemic and experiencing its lingering effects, we believe Fast Penny Spirits has proven itself a hit. In 2021, our first full year of business, we delivered **over $350,000 in sales** and have grown the distribution of our spirits to eight states, with direct shipping to 30 states.

To develop a deeper sense of community among our drinkers, we created **the Veloce Society**. This premium club elevates at-home cocktailing, entertaining, and gifting with fun recipes, interesting collaborations, and other fantastic perks for members.



Delivered over $350,000 in sales in 2021
Grown the distribution of our spirits to eight states
Direct shipping to 30 states
Secured partnerships with leading women's organizations
AMARICANO

On the social side of our business, Fast Penny Spirits has secured **partnerships with leading women's organizations** such as Women Who Whiskey, Women's Cocktail Club, Female Founders Club, Wonder Women Dinners, WMarketplace, Lady Sweat, Vital Voices, and more.

As if those accomplishments weren't enough, our Amaricano won Double Gold at the 2022 Women's Wine & Spirits Awards, Gold at the 2022 Denver International Spirits competition and 2021 San Francisco World Spirits Awards, and placing in the Top 100 Spirits of 2021 by Wine Enthusiast.

WHY INVEST

Together, Let's Drink Better While Doing Good

Fast Penny Spirits is stirring up change. We believe we have been able to prove that businesses can make a positive impact socially **and still be successful**. Our spirits are an extension of our ethos, and the impeccable quality they offer can only be produced by using a selection of the best ingredients possible.

Above all else, investors can be confident knowing that by investing in Fast Penny Spirits, they are doing their part to **amplify female-identifying voices** and help **grow sustainability efforts** within the industry.

Fast Penny believes we for-profit companies must do their part to strengthen the communities they serve. **Help us make a positive impact** and become a shareholder in Fast Penny Spirits today.


Fast Penny Spirits believes we have proven that businesses can make a positive impact socially & still be successful.

Meet Our Team



Jamie Hunt

CEO & Founder, President, Secretary, & Treasurer of the Board

Jamie Hunt is the CEO and Founder of Fast Penny Spirits, a woman-owned and operated, B Corp certified, amaro distillery based in Seattle. After a successful career launching innovative digital products and experiences for global companies, Jamie left the tech world with the goal of having a positive impact in the world. With Italian family roots and a love of delicious food, she set out to make an exquisite and sustainable amaro as her opportunity to show up, support, and empower others. Through their Pretty Penny program, the distillery gives 3% of bottle revenue to organizations that support women, communities, and the beverage industry. Jamie has utilized her astute business acumen to successfully launch during a pandemic and drive consistent growth for the award-winning amaro distillery.



Kristen Palmer Bastian

Marketing Director & Strategist

Kristen Bastian leads marketing strategy for Fast Penny Spirits including social media, advertising, influencer partnerships, email, and events. Prior to consulting with Fast Penny Spirits, Kristen led home, fashion, and North American consumer marketing organizations for Amazon during her seven years with the company. She is a brand marketing expert, having developed and grown national brands in the CPG industry. She loves to travel, entertain, cook, and visit with her nephews and niece. Originally from New York, Kristen now lives in West Seattle with her husband and two rescue pups.

Kristen works on retainer approximately 20-30 hours per week as Marketing Director & Strategist for Fast Penny Spirits and the remainder of her time working for her own business T Parlour Agency



Adam Fream

Sales Manager

Adam Fream leads Washington State distributor sales for Fast Penny Spirits, as well as develops sophisticated and approachable cocktail recipes that feature our amari. Adam's enthusiasm for amazing food and beverages has yielded a career across many sides of the industry. He started as a dishwasher in a Ballard dive bar and worked his way up to sommelier and managing some of the finest dining establishments in Seattle. Adam's career has included mixing drinks at iconic Seattle bars, leading the beverage program for The Derschang Group, and managing production for Scrappy's Bitters. Adam's versatility is always on display at Fast Penny Spirits, where he not only drives distribution and sales, but also partners with Jamie on production and distillery management.

Offering Summary

Company	Fast Penny Spirits, Inc
Corporate Address	1138 W Ewing St, Suite B, Seattle, WA 98119
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$10,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Incentives and Bonuses*

Time-based perks

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-based perks

Fiori - $500+

Hat & stickers, 10% discount off amari for the first year.

Ruby - $1000+

Hat & stickers, 10% discount off amari for the first year, VIP Tour for up to 10 people.

Inga - $2500+

Hat & stickers, Nick & Nora glasses, 10% discount off amari for the first year, VIP Tour for up to 10 people.

Indigo - $5000+

Hat & stickers, Nick & Nora glasses, 10% discount off amari for the first year, VIP Tour for up to 10 people, 15% off Veloce Society membership for a year

Centime - $10,000+

Hat & stickers, Nick & Nora glasses, 15% discount off amari for the first year, VIP Tour for up to 10 people, 20% off Veloce Society membership for a year

Veloce - $25,000+

Hat & stickers, Nick & Nora glasses, 20% discount off amari for the first year, VIP Tour for up to 10 people, 20% off Veloce Society membership for a year

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fast Penny Spirits, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Fast Penny Spirits* to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Fast Penny Spirits Campaign Video: SCRIPT

Fast Penny Spirits is a woman owned and operated distillery based in Seattle, WA, sustainably producing luxurious and refined amaro liqueurs.

Amaro actually means bitter in Italian and it's one of the fastest-growing categories of spirits. It's a bittersweet liqueur made by blending botanicals with high proof spirit or wine. Amaro has been made for generations in Italy.

It started in the medicine cabinet before making its way to the bar cart. Monks and pharmacists made amaro with locally foraged and farmed botanicals as well as globally sourced ingredients. They actually used it to treat digestive ailments.

Hi, I'm Jamie Hunt, founder and CEO of Fast Penny Spirits. My grandparents emigrated from Sicily and passed to me their love of flavor, food, family, and culture. I've traveled and tasted throughout Italy, and this helped shaped how I developed our amaro.

Our recipe took over 2.5 years, starting with hundreds of botanicals. I tasted each individually before blending them together to create a complex and balanced amaro, which includes over 45 botanicals. We leaned into the flavors and bounty of the Pacific Northwest using local hops, saffron, foraged black truffles, hazelnuts, and combined them with consciously sourced ingredients from around the world.

We currently produce two liqueurs: Amaricano and Amaricano Bianca. Amaricano Bianca is an aperitif, typically sipped neat before a meal to stimulate the appetite. With notes of candied lemon, saffron, apricot and chamomile, Bianca also blends wonderfully in cocktails with lighter spirits like vodka, gin, and mezcal.

Amaricano is a digestif, typically sipped neat after a meal to aid in digestion. With notes of black truffle, vanilla bean, and chocolate it also plays perfectly with aged spirits like bourbon, rye, and rum.

Fast Penny Spirits was created for more than just selling liquor. Built into our business model is the Pretty Penny Program. We commit 3% of bottle sales to support nonprofits who empower women-identifying business leaders, our community, and industry. We extend our brand by partnering with like-minded businesses and brands to create new products and experiences.

Sustainability guides the decisions we make every day and how we plan for the future. Our amaro starts with an upcycled grape spirit to lower water waste and our carbon footprint. We blend using over 45 sustainably sourced botanicals and non-GMO sugar. We reuse our blending totes and containers, and ship in eco-friendly packaging. Our focus on sustainability extends to community through our advocacy for inclusion in business and our Pretty Penny Program.

Our customers are savvy when it comes to food, entertaining, and creating cocktails. They place a high value on quality and will invest in super premium spirits and experiences.

Our products launched in July of 2020. And in 2021 we delivered over $350 thousand dollars in sales, our first full year. We believe this is a testament to the quality of our products, our marketing strategy, and the support of our community. We currently are distributed in WA, OR, CA, MN, and GA and ship direct to consumers in 30 states.

Our amaro is already highly awarded, which has increased demand for our liqueurs across the United States.

We are proud that Fast Penny Spirits is B Corp™ certified, a goal since the company's beginning. B Corp™ status is an independent recognition of our commitment to positive social and environmental impact.

In the next year, we plan to further scale production, accelerate distribution in new markets, hire key roles, increase marketing efforts, and optimize the distillery space to elevate our brand experience. Our vision is to become one of the top five American-made amaro brands in the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.